May 6, 2011
VIA EDGAR AND OVERNIGHT DELIVERY
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3720

Attention:	Barbara C. Jacobs
Laura Veator
Stephen Krikorian
Matthew Crispino

Re:	Fusion-io, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed on April 18, 2011
File No. 333-172683
Ladies and Gentlemen:
          On behalf of Fusion-io, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated May 4, 2011, relating to the Company’s Registration Statement on Form S-1 (File No. 333-172683) filed with the Commission on March 9, 2011 (the “Registration Statement”), as amended by Amendment No. 1 to the Registration Statement filed with the Commission on April 18, 2011 (“Amendment No. 1”).
          The Company is concurrently filing via EDGAR Amendment No. 2 to the Registration Statement (“Amendment No. 2”). For the convenience of the Staff, we are enclosing herewith marked copies, complete with exhibits, of Amendment No. 2.
          In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response thereto.

Securities and Exchange Commission
May 6, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 36
Overview, page 36
1.	We note your response to prior comment 10 that you have not disclosed the specific revenue levels associated with sales to Facebook, or any particular OEM or end-user customer by name, and that you believe that the overriding material trend is the disclosed large and concentrated purchases by the Company’s major customer’s, whether via direct sales, distributors or OEMs. We further note your disclosure of the percentage revenue from sales to your two largest OEMs. Tell us why you have also not included disclosure of the percentage revenue from sales to your two largest end users, which include your largest customer. In this regard, given your disclosures that these customers accounted for a substantial portion of your revenue during the six months ended December 31, 2010, and that you expect this revenue will decline significantly going forward, this appears to be a material trend that should be communicated to investors.

In response to the Staff’s comment, we have revised the disclosure on page 36 of Amendment No. 2 to include disclosure of the percentage revenue in each period for customers representing over 10% of revenue for such period.
Stock Based Compensation, page 53
2.	We note your response to prior comment 15. Please expand your disclosures to explain the reasons why you used the March 9, 2009 common stock valuation to value your March 2010 grants, taking into consideration the increases in your revenue during the quarters ended December 31, 2010 and March 31, 2011, and the proximity of these grant dates to the May 2010 common stock valuation date.

In response to the Staff’s comment, we have revised the disclosure on page 56 of Amendment No. 2 to expand the disclosure regarding the March 2010 grants.
Inventory Valuation, page 57
3.	We note your response to comment 17 that you do not believe your backlog is meaningful, and that you have not historically evaluated your turnover rates. However, given the significant increase in your inventory balance, your limited

Securities and Exchange Commission
May 6, 2011

operating history, and your disclosures that revenues from two customers that currently account for a substantial portion of your revenue will decline significantly going forward, tell us what consideration you gave to providing investors with qualitative and quantitative insight into the increase in your inventory balance, and the risks associated with this increase. In this regard, tell us what consideration you gave to disclosing the factors you discussed in your response, as well as sales orders shipped in the quarter ended March 31, 2011.

In response to the Staff’s comment, we have expanded the disclosure on page 58 of Amendment No. 2 to include the factors discussed in the Company’s previous response to the Staff’s comment 17. We supplementally advise the Staff that a majority of the Company’s sales for the quarter ended March 31, 2011 occurred in January 2011. As a result, the Company’s inventory balance as of December 31, 2010 included the finished goods inventory related to those sales.
Business, page 59
Case Studies, page 65
4.	We note your response to prior comment 19. We continue to believe that the date the companies adopted your solutions is useful information to potential investors evaluating the case studies. Please consider including such dates in your disclosure.

In response to the Staff’s comment, we have revised the disclosure on pages 66 and 67 of Amendment No. 2 to include disclosure regarding the approximate date the companies in the case studies adopted the Company’s solution.
Employment Agreements and Offer Letters, page 90
5.	We note your response to prior comment 23 and are unable to concur with your conclusion that the offer letters with Messrs. Wolf, Dawson and Smith are not required to be filed as exhibits. Item 601(b)(10)(iii)(A) of Regulation S-K states that management contracts “shall be deemed material and shall be filed.” You may, if you wish, include an explanatory note before each offer letter stating that the provisions relating to severance agreements upon a change in control have been superseded by such officer’s involuntary termination severance agreement.

Securities and Exchange Commission
May 6, 2011

In response to the Staff’s comment, we have filed the offer letters of Messrs. Wolf, Dawson and Smith as Exhibits 10.16, 10.17 and 10.18, respectively, to Amendment No. 2.
Notes to Consolidated Financial Statements, page F-7
1. Description of Business and Summary of Significant Accounting Policies, page F-7
Revenue recognition, page F-8
6.	We note your response to prior comment 32 that your multiple element arrangements consist of your ioDrive product, which includes embedded VSL virtualization software, and related support services, and that prior to the adoption of AU 2009-14, you applied the scope exception for incidental software under SOP 97-2. Please revise your disclosure to clarify the specific accounting standards that you applied prior to the adoption of AU 2009-14, and the rationale for applying these standards.

In response to the Staff’s comment, we have revised the disclosure on page F-9 of Amendment No. 2 to clarify the accounting standards the Company applied prior to the adoption of AU 2009-14 and the rationale for applying those standards.
* * * * *

Securities and Exchange Commission
May 6, 2011

          Please direct your questions or comments regarding the Company’s responses or Amendment No. 2 to Robert G. Day or me at (650) 493-9300. Thank you for your assistance.
Sincerely,
WILSON SONSINI GOODRICH & ROSATI
Professional Corporation
/s/ Patrick J. Schultheis
Patrick J. Schultheis
Enclosures

cc (w/o encl.):	David A. Flynn
Shawn J. Lindquist, Esq.
Fusion-io, Inc.

Larry W. Sonsini, Esq.
Robert G. Day
Wilson Sonsini Goodrich & Rosati, P.C.

Gordon K. Davidson, Esq.
Jeffrey R. Vetter, Esq.
James D. Evans, Esq.
Fenwick & West LLP